SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Abacus Life, Inc.

(Name of Issuer)

Common Stock - $0.0001 par value per share

(Title of Class of Securities)

274681105

(CUSIP Number)

Pillo Portsmouth Holding Company, LLC

1658 N. Milwaukee Avenue, Suite 334

Chicago, Illinois 60647

Telephone: c/o +325-268-4-53-59

Copy to:

Julius A. Rousseau, III, Esq.

ArentFox Schiff LLP

1301 Avenue of the Americas, 42nd Floor

New York City, NY 10019

Telephone: (212) 484-3900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 274681105	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pillo Portsmouth Holding Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,870,890 Shares*
	8.	SHARED VOTING POWER 1,061,992 Shares*
	9.	SOLE DISPOSITIVE POWER 4,870,890 Shares*
	10.	SHARED DISPOSITIVE POWER 1,061,992 Shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,932,882 Shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Reflects ownership as of the date of this filing.
**	Based on 93,892,504 shares of common stock, $0.0001 par value per share, of Abacus Life, Inc. outstanding as of December 2, 2024, with (a) 84,678,769 shares of common stock outstanding as of November 25, 2024 as reported in Abacus Life, Inc.’s Prospectus Supplement filed with the Securities and Exchange Commission on November 25, 2024, plus (b) 9,213,735 shares of common stock issued as of December 2, 2024 as reported in Abacus Life, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024. See Item 5.

CUSIP No. 274681105	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) José Esteban Casares Garcia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,870,890 Shares*
	8.	SHARED VOTING POWER 1,061,992 Shares*
	9.	SOLE DISPOSITIVE POWER 4,870,890 Shares*
	10.	SHARED DISPOSITIVE POWER 1,061,992 Shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,932,882 Shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Reflects ownership as of the date of this filing.
**	Based on 93,892,504 shares of common stock, $0.0001 par value per share, of Abacus Life, Inc. outstanding as of December 2, 2024, with (a) 84,678,769 shares of common stock outstanding as of November 25, 2024, as reported in Abacus Life, Inc.’s Prospectus Supplements filed with the Securities and Exchange Commission on November 25, 2024, plus (b) 9,213,735 shares of common stock issued as of December 2, 2024, as reported in Abacus Life, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024. See Item 5.

CUSIP No. 274681105	13D	Page 4 of 7 Pages

Item 1.Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Abacus Life, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2101 Park Center Drive, Suite 200, Orlando, Florida 32835.

Item 2Identity and Background.

The names of the persons filing this statement are Pillo Portsmouth Holding Company, LLC (“Pillo”) and José Esteban Casares Garcia (collectively, the “Reporting Persons”).

The principal business address of Pillo is 1658 N. Milwaukee Avenue, Suite 334, Chicago, Illinois 60647. The principal business address of Mr. Garcia is 9, rue Sainte Zithe, L-2763 Luxembourg.

The principal occupation of Mr. Garcia is employment as an officer of one or more subsidiaries or affiliates of the Issuer. Mr. Garcia is the sole member of Pillo. The principal business of Pillo is acting as a holding company for Mr. Garcia’s investments.

None of the Reporting Persons, nor any member of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Pillo is a Delaware limited liability company. Mr. Garcia is a citizen of the Kingdom of Spain.

Item 3.Source and Amount of Funds or Other Consideration.

On July 18, 2024, the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”), by and among the Issuer, Carlisle Management Company S.C.A., a corporate partnership limited by shares established under the laws of Luxembourg (“CMC”), Carlisle Investment Group S.A.R.L., a private limited liability company incorporated under the laws of Luxembourg (“CIG,” and together with CMC, the “Companies”), the sellers party thereto (the “Sellers”), and (solely with respect to certain provisions identified therein) Mr. Garcia, Manorhaven Holdings, LLC, Pacific Current Group Limited, certain equityholders of CMC Vehicle, LLC and Pillo, in its capacity as the Sellers’ Representative thereunder, pursuant to which the Issuer acquired all of the outstanding shares of CMC and CIG (the “Transaction”). The Reporting Persons received beneficial ownership of their shares of Common Stock upon the closing of the Transaction on December 2, 2024.

The description of the Share Purchase Agreement and the Transaction contained in this Item 3 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Share Purchase Agreement, a copy of which is filed or incorporated by reference as Exhibit 99.1 hereto.

Item 4.Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of their shares of Common Stock for investment purposes pursuant to the Share Purchase Agreement and the Transaction. See Item 3.

CUSIP No. 274681105	13D	Page 5 of 7 Pages

The Reporting Persons may, from time to time and at any time, (a) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (b) dispose of any or all of their Securities in the open market or otherwise; or (c) engage in any hedging or similar transactions with respect to the Securities.

The Reporting Persons have not formulated any present plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth above.

Item 5.Interest in Securities of Issuer.

The Reporting Persons’ total beneficial ownership amounts to 5,932,882 shares of Common Stock, constituting 6.32% of the outstanding shares of Common Stock of the Issuer (based on 93,892,504 shares of common stock, $0.0001 par value per share, of the Issuer outstanding as of December 2, 2024, with (a) 84,678,769 shares of common stock outstanding as of November 25, 2024, as reported in the Issuer’s Prospectus Supplements filed with the Securities and Exchange Commission on November 25, 2024, plus (b) 9,213,735 shares of common stock issued as of December 2, 2024, as reported in Abacus Life, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).

The Reporting Persons’ total sole beneficial ownership amounts to 4,870,890 shares of Common Stock, which includes 487,088 shares of Common Stock subject to an escrow in accordance with the terms of the Share Purchase Agreement.

The Reporting Persons may be deemed to have shared beneficial ownership of 1,061,992 shares of Common Stock (which includes 106,199 shares of Common Stock subject to an escrow in accordance with the terms of the Share Purchase Agreement) acquired on December 2, 2024 at the closing of the Transaction by an investment vehicle, of which Pillo is one of a number of equityholders. Although the Reporting Persons may be deemed to have beneficial ownership of such shares of Common Stock, neither the filing of this Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Pillo has the above described beneficial ownership of 5,932,882 shares of Common Stock. Mr. Garcia is the sole member of Pillo. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5 that are beneficially owned by the Reporting Persons.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 2, 2024, in connection with the closing of the Transaction, Pillo (and the other parties thereto) executed a Share Lockup and Standstill Agreement (the “Share Lockup and Standstill Agreement”) with the Issuer providing that Pillo will not (subject to certain customary exceptions) transfer its Common Stock through July 3, 2025, and that it will not transfer more than 15% of the Common Stock it held on the December 2, 2024 within any 30-day period. In addition, Pillo agreed, for 12 months following December 2, 2024, not to initiate or participate in any acquisition of the Issuer’s securities that would result in (i) Pillo and its affiliates and associates beneficially owning 10% or more of the Issuer’s voting securities or (ii) any group beneficially owning 20% or more of the Issuer’s voting securities.

On December 2, 2024, in connection with the closing of the Transaction, the Issuer and Pillo (and the other parties thereto) executed an Equity Registration Rights Agreement (the “Registration Rights Agreement”) providing certain registration rights in connection with the Common Stock issued as consideration in the Transaction. Under the Registration Rights Agreement, the Issuer has agreed, among other matters, to register for resale, on behalf of Pillo, its Common Stock. The Issuer also granted to Pillo certain demand and piggyback registration rights.

CUSIP No. 274681105	13D	Page 6 of 7 Pages

The descriptions of the Share Lockup and Standstill Agreement and the Registration Rights Agreement contained in this Item 6 do not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Share Lockup and Standstill Agreement and the Registration Rights Agreement, copies of which are filed or incorporated by reference as Exhibits 99.2 and 99.3 hereto.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7.Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of December 2, 2024

99.1

Share Purchase Agreement, by and among Abacus Life, Inc., Carlisle Management Company S.C.A., Carlisle Investment Group S.A.R.L., the Sellers party thereto, Jose Esteban Casares Garcia, Manorhaven Holdings, LLC, Pacific Current Group Limited, certain equityholders of CMC Vehicle, LLC and Pillo Portsmouth Holding Company, LLC, in its capacity as the Sellers’ Representative thereunder, dated as of July 18, 2024. (incorporated by reference to the Issuer’s current report on Form 8-K filed on July 18, 2024 as Exhibit 2.1).

99.2

Share Lock-Up and Standstill Agreement, dated as of December 2, 2024, by and among Abacus Life, Inc. and the parties thereto (incorporated by reference to the Issuer’s current report on Form 8-K filed on December 2, 2024 as Exhibit 10.1).

99.3	Equity Registration Rights Agreement, dated as of December 2, 2024, by and among Abacus Life, Inc. and the parties named therein (incorporated by reference to the Company’s current report on Form 8-K filed on December 2, 2024 as Exhibit 10.3).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024

Pillo Portsmouth Holding Company, LLC

By:/s/ José Esteban Casares Garcia

Name: José Esteban Casares Garcia

Title: Sole Member

/s/ José Esteban Casares Garcia

José Esteban Casares Garcia